UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check one):  |X|  Form 10-K & Form 10-KSB    [ ]  Form 20-F    [ ]  Form 11-K
              [ ]  Form 10-Q & Form 10-QSB    [ ]  Form N-SAR

      For Period Ended:  December 31, 1997

                  [   ]       Transition Report on Form 10-K
                  [   ]       Transition Report on Form 20-F
                  [   ]       Transition Report on Form 11-K
                  [   ]       Transition Report on Form 10-Q
                  [   ]       Transition Report on Form N-SAR
                  For the Transition Period Ended: ____________________________

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   Read Instructions (on page 3) Before Preparing Form. Please Print or Type
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         Nothing in this form shall be  construed  to imply that the  Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant

CAPITAL ALLIANCE INCOME TRUST LTD., A REAL ESTATE INVESTMENT TRUST
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Former Name if Applicable

N/A
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Address of Principal Executive Office (Street and Number)

50 CALIFORNIA STREET, SUITE 2020, SAN FRANCISCO, CA 94111
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X]    (b)        The subject annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE
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State below in reasonable  detail the reasons why the Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
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     The Annual 10-K Report for the period ending December 31, 1997 could not be filed by March 31, 1998 without unreasonable effort or expense for the following reasons:

     1. Personnel Changes. On December 1, 1997, the Company hired a new Chief Financial Officer who took over responsibilities from the Company's long-time CFO. It has taken the new CFO several months to familiarize himself with the financial operations of the Registrant and its numerous affiliates, as well as the staff and operational procedures of the Company. The finalization of the 10-K Report was delayed in order to ensure accurate and consistent reporting during this personnel transition.

     2. Accounting System Upgrade. In conjunction with the above personnel change, the Company upgraded its financial software, AccPac for Windows, and systems hardware. During this upgrade, installation, and testing period, the Registrant was required to maintain parallel accounting records. To complete this transition, accounting records were required to be reconciled for the Company and its affiliates. Long term, this system upgrade will substantially enhance the Registrant's ability to maintain accurate and complete financial records. However, short term, the implementation, testing, duplicity of maintaining and reconciling parallel accounting records resulted in a substantial delay in closing the 1997 fiscal year.

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PART IV - OTHER INFORMATION
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification:

    Thomas B. Swartz               415                         288-9575
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         (Name)                (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                     [X]  Yes          [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion hereof?
                                                     [ ]  Yes          [X]  No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       CAPITAL ALLIANCE INCOME TRUST LTD., A REAL ESTATE INVESTMENT TRUST
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    March 30, 1998                         By:  /S/ Thomas B. Swartz
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                                                     Thomas B. Swartz
                                                     Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other fully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.